ROSA A. TESTANI 212.872.8115/fax: 212.872.1002 rtestani@akingump.com

April 2, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Matthew Crispino

Re:	EVERTEC, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Submitted March 28, 2013
File No. 333-186487

Ladies and Gentlemen:

Set forth below are the responses of EVERTEC, Inc. (the “Company”) to the oral comments received on March 29, 2013 (the “Oral Comments”) from Mr. Ryan Rohn of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the registration statement referenced above (the “Registration Statement”).

Separately today, the Company has filed publicly with the Commission Amendment No. 3 to Registration Statement on Form S-1 (the “Amendment”). The Amendment filed today via EDGAR has been marked to indicate changes from Amendment No. 2 to the Registration Statement that was previously filed with the Commission on March 28, 2013.

For your convenience, we have set forth below the Oral Comments, followed by the Company’s responses thereto (including page references to the Amendment, when applicable). Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment. The Company has reviewed this letter and authorized us to make the representations to you on their behalf.

Securities and Exchange Commission April 2, 2013 Page 2

Oral Comments

1.	Reference is made to the Company’s response to comment 32 in the letter to the Staff dated March 28, 2013 (the “Prior Response Letter”). As previously stated in comment 32, please expand your disclosures regarding the significant factors contributing between the estimated IPO price and the fair value determined for your most recent valuation date. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock.

Revisions have been made to pages 69-70 in response to this comment.

2.	Reference is made to the Company’s response to comment 2 in the Prior Response Letter regarding income tax benefit. Please expand your disclosure to explain how the amount of the income tax benefit reflected in the 2012 historical results was determined.

Revisions have been made to page 59 in response to this comment.

* * *

Please do not hesitate to contact the undersigned at (212) 872-8115, or Shinah Chang at (310) 728-3061, with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Rosa A. Testani

Rosa A. Testani

Enclosures

cc:	Securities and Exchange Commission
Barbara C. Jacobs
Stephen Krikorian
Allicia Lam
Ryan Rohn

EVERTEC, Inc.

Luisa Wert Serrano, Esq.

Cahill, Gordon, and Reindel, LLP

Michael J. Ohler, Esq.